Exhibit 3

19 November 2008

WPP plc

Application for listing of WPP plc ordinary shares

As announced by WPP Group plc on 18 November 2008, the High Court has sanctioned the Scheme of Arrangement made between WPP Group plc and its Scheme Share Owners. Under the terms of the Scheme, WPP plc (“New WPP”) will issue ordinary shares to holders of ordinary shares in WPP Group plc on a one-for-one basis.

New WPP announces that an application has been made to the UK Listing Authority and to the London Stock Exchange for up to 1,280,000,000 ordinary shares of ten pence each in the capital of New WPP to be admitted to the Official List maintained by the UK Listing Authority and to trading on the London Stock Exchange.

Application has also been made for New WPP ADSs to be traded on NASDAQ.

Dealings in New WPP Shares will commence today at 8.00 a.m. (GMT). Dealings in New WPP ADSs will commence today at 9.30 a.m. (New York Time) on NASDAQ.

Contacts

WPP GROUP PLC	+44 20 7408 2204

Feona McEwan	+44 20 7466 5000
BUCHANAN COMMUNICATIONS

Richard Oldworth	+44 20 7628 1000
MERRILL LYNCH INTERNATIONAL

Richard Taylor
Mark Astaire (Corporate Broking)

Capitalised terms used but not defined in this announcement have the meanings given to them in the Prospectus issued by New WPP dated 6 October 2008.

Merrill Lynch International is acting as sponsor for New WPP’s listing and as corporate broker to WPP and New WPP. Merrill Lynch International is acting for WPP and New WPP and no one else in connection with the Scheme and other proposals and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients or for providing advice in relation to the Scheme and other proposals or the contents of this announcement.

This announcement does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security. None of the securities referred to in this announcement shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable laws.

NOTICE TO UNITED STATES RESIDENTS

This announcement is not an offer of securities in the United States.

The New WPP shares have not been, and will not be, registered under the US Securities Act of 1933, as amended and will be issued in reliance on the exemption provided by section 3(a)(10) of the US Securities Act.

Neither the fact that a registration statement or an application for a licence has been filed under chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.